   As filed with the Securities and Exchange Commission on January   , 1996

                                               Registration No. 33-
________________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________


                                   FORM S-6
                         Registration Statement Under
                          THE SECURITIES ACT OF 1933
                            _______________________


                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                             (Exact name of trust)

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                              JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                            _______________________

                         FRANCIS C. CLEARY, JR., ESQ.
                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
               (Name and complete address of agent for service)
                            _______________________

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036

                            _______________________






Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life insurance policies.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration under Rule 24f-2, under the Investment Company Act of 1940, set out in the two previously filed Form S-6 Registration Statements of Registrant and Registrant's Depositor (File Nos. 33-79108 and 33-64366). Registrant filed its Rule 24f-2 Notice for the December 31, 1994 fiscal year on February 20, 1995.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                         Caption in Prospectus
----------------                         ---------------------

1, 2                                     Cover, The Account and The Series
                                         Fund, JHVLICO and John Hancock

3                                        Inapplicable

4                                        Cover, Distribution of Policies

5,6                                      The Account and The Series Fund,
                                         State Regulation

7, 8, 9                                  Inapplicable

10(a),(b),(c),(d),(e)                    Principal Policy Provisions
                                         and Benefits

10(f)                                    Voting Privileges

10(g),(h)                                Changes that JHVLICO
                                         Can Make

10(i)                                    Appendix--Other Policy
                                         Provisions, The Account and
                                         The Series Fund

11, 12                                   Summary, The Account and The Series
                                         Fund, Distribution of Policies

13                                       Summary, Charges and Expenses,
                                         Appendix--Illustration of Death
                                         Benefits, Surrender Values
                                         and Accumulated Premiums

14, 15                                   Summary, Distribution of
                                         Policies, Premiums

16                                       The Account and The Series Fund

17                                       Summary, Principal Policy
                                         Provisions and Benefits

18                                       The Account and The Series Fund,
                                         Tax Considerations

19                                       Reports

20                                       Changes that JHVLICO
                                         Can Make

21                                       Principal Policy Provisions

22                                       Principal Policy Provisions

23                                       Distribution of Policies

24                                       Not Applicable

25                                       JHVLICO and John Hancock

26                                       Not Applicable

27,28,29,30                              JHVLICO and John Hancock, Board
                                         of Directors and Executive
                                         Officers of JHVLICO

31,32,33,34                              Not Applicable

35                                       JHVLICO and John Hancock

37                                       Not Applicable

38,39,40,41(a)                           Distribution of Policies,
                                         JHVLICO and John Hancock,
                                         Charges and Expenses

42, 43                                   Not Applicable

44                                       The Account and The Series Fund,
                                         Principal Policy Provisions,
                                         Appendix--Illustration of Death
                                         Benefits, Surrender Values
                                         and Accumulated Premiums

45                                       Not Applicable

46                                       The Account and The Series Fund,
                                         Principal Policy Provisions,
                                         Appendix--Illustration of Death
                                         Benefits, Surrender Values
                                         and Accumulated Values

47, 48, 49, 50                           Not Applicable

51                                       Principal Policy Provisions,
                                         Appendix--Other Policy
                                         Provisions

52                                       The Account and The Series Fund,
                                         Changes that JHVLICO
                                         Can Make

53,54,55                                 Not Applicable

56,57,58                                 Not Applicable

59                                       Financial Statements

                                                     John Hancock Variable Life
                                              Insurance Company
[PASTE-UP LOGO]
                                                              (JHVLICO)

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

      LIFE AND ANNUITY SERVICES P.O. BOX 111 BOSTON, MASSACHUSETTS 02117

          TELEPHONE 1-800-REAL LIFE (1-800-732-5543) FAX 617-572-5410

                            PROSPECTUS MAY 1, 1996

  This Prospectus describes a flexible premium variable life policy ("Policy") which can be funded, at the discretion of the Owner, by any of the nine variable subaccounts of John Hancock Variable Life Account S (the "Account"), by a fixed subaccount (the "Fixed Account"), or by any combination of the Fixed Account and the variable subaccounts (collectively, the "Subaccounts"). The assets of each variable Subaccount will be invested in a corresponding investment portfolio ("Portfolio") of John Hancock Variable Series Trust I (the "Fund"), a mutual fund advised by John Hancock Mutual Life Insurance Company ("John Hancock"). The assets of the Fixed Account will be invested in the general account of John Hancock Variable Life Insurance Company ("JHVLICO").

  The Prospectus for the Fund, which is attached to this Prospectus, describes the investment objectives, policies and risks of investing in the nine Portfolios of the Fund: Stock, Select Stock, Bond, Money Market, Managed, Real Estate Equity, International, Short-Term U.S. Government and Special Opportunities. Other variable Subaccounts and Portfolios may be added in the future.

  Replacing existing insurance with a Policy described in this Prospectus may not be to your advantage.

       THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS FOR THE FUND.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            Page
SUMMARY...................................................................    1
JHVLICO and JOHN HANCOCK..................................................    5
THE ACCOUNT AND SERIES FUND...............................................    6
  The Account.............................................................    6
  Series Fund.............................................................    6
THE FIXED ACCOUNT.........................................................    8
POLICY PROVISIONS AND BENEFITS............................................    8
  Requirements for Issuance of Policy.....................................    8
  Premiums................................................................    9
  Account Value and Surrender Value.......................................   11
  Death Benefits..........................................................   12
  Transfers Among Subaccounts.............................................   14
  Telephone Transfers and Policy Loans....................................   14
  Loan Provisions and Indebtedness........................................   15
  Default.................................................................   16
  Exchange Privilege......................................................   16
CHARGES AND EXPENSES......................................................   17
  Charges Deducted from Premiums..........................................   17
  Sales Charges...........................................................   17
  Reduced Charges for Eligible Groups.....................................   18
  Charges Deducted from Account Value or Assets...........................   18
  Guarantee of Certain Charges............................................   20
DISTRIBUTION OF POLICIES..................................................   20
TAX CONSIDERATIONS........................................................   21
  Policy Proceeds.........................................................   22
  Charge for JHVLICO's Taxes..............................................   22
  Corporate and H.R. 10 Plans.............................................   23
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO......................   23
REPORTS...................................................................   24
VOTING PRIVILEGES.........................................................   24
CHANGES THAT JHVLICO CAN MAKE.............................................   25
LEGAL MATTERS.............................................................   25
REGISTRATION STATEMENT....................................................   25
EXPERTS...................................................................   25
FINANCIAL STATEMENTS......................................................   26
APPENDIX--OTHER POLICY PROVISIONS.........................................  A-1
  Settlement Provisions...................................................  A-1
  Additional Insurance Benefits...........................................  A-1
  General Provisions......................................................  A-1
APPENDIX--ILLUSTRATION OF DEATH BENEFITS, SURRENDER VALUES AND ACCUMULATED
 PREMIUMS.................................................................  A-3

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                      INDEX OF DEFINED WORDS AND PHRASES

  Below are listed certain words and phrases used in this Prospectus, together with identification of the page on which each is defined or explained:

                                                                           Page
     Account..............................................................   7
     Account Value........................................................   1
     Additional Sum Insured...............................................  14
     Age.................................................................. A-2
     Basic Sum Insured....................................................   1
     DAC Tax..............................................................  18
     Death Benefit........................................................  12
     Fixed Account........................................................   9
     Fund.......................................................... Front Cover
     Grace Period.........................................................  16
     Guaranteed Death Benefit.............................................  13
     Guaranteed Death Benefit Premium.....................................  10
     Home Office................................................... Front Cover
     Indebtedness.........................................................  15
     Investment Rule......................................................  11
     Loan Account.........................................................  16
     Minimum First Premium................................................   9
     Modal Processing Date................................................  10
     Planned Premium......................................................   9
     Policy Anniversary................................................... A-2
     Portfolio..................................................... Front Cover
     Subaccount.................................................... Front Cover
     Sum Insured..........................................................   4
     Surrender Value......................................................  11
     Target Premium.......................................................  18
     Valuation Date.......................................................   8
     Valuation Period.....................................................   8
     Variable Subaccounts.................................................   2
     7-Pay Limit..........................................................  11

                                    SUMMARY

WHAT IS THE VARIABLE LIFE POLICY BEING OFFERED?

  John Hancock Variable Life Insurance Company ("JHVLICO") issues variable life insurance policies. The Policies described in this Prospectus provide life insurance coverage when the insured dies. The Policies also provide for premium flexibility. JHVLICO issues other variable life insurance policies. These other policies are offered by means of other Prospectuses, but use the same underlying Fund.

  As explained below, the death benefit and Surrender Value under the Policy may increase or decrease daily. The Policies differ from ordinary fixed-benefit life insurance in the way they work. However, the Policies are like fixed-benefit life insurance in providing lifetime protection against economic loss resulting from the death of the insured. The Policies are primarily insurance and not investments.

  The Policies work generally as follows: the Policy owner (the "Owner") periodically gives JHVLICO a premium payment. JHVLICO takes from each premium an amount for taxes and sales expenses. JHVLICO then places the rest of the premium into as many as ten Subaccounts as directed by the Owner. The assets allocated to each variable Subaccount are invested in shares of the corresponding Portfolio of the Fund. The currently available Portfolios are Stock, Select Stock, Bond, Money Market, Managed, Real Estate Equity, International, Short-Term U.S. Government and Special Opportunities. The assets allocated to the Fixed Account are invested in the general account of JHVLICO. During the year, JHVLICO takes charges from each Subaccount and credits or charges each Subaccount with its respective investment performance. The insurance charge, which is deducted from the invested assets attributable to each Policy ("Account Value"), varies monthly with the then attained age of the insured and with the amount of insurance provided at the start of each month.

  The Policy provides for payment of death benefit proceeds when the insured dies. The death benefit proceeds will equal the death benefit, plus any additional benefit included by rider and then due, minus any Indebtedness. The death benefit under Option A equals the Sum Insured less any withdrawals that the Owner has made. The death benefit under Option B equals the Sum Insured plus the Policy Account Value on the date of death of the insured. The Policy also increases the death benefit if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax laws.

  Within limits prescribed by JHVLICO, the Owner may also elect whether to purchase the coverage as part of the "Basic Sum Insured" or as an "Additional Sum Insured". The Basic Sum Insured will not lapse during the first five Policy years, so long as the Guaranteed Death Benefit Premiums specified in the Policy have been paid. The Additional Sum Insured is subject to lapse, but has certain cost and other advantages.

  The initial Account Value is the amount of the premium that JHVLICO credits to the Policy, after deduction of the initial charges. The Account Value increases or decreases daily depending on the investment experience of the Subaccounts to which the amounts are allocated at the direction of the Owner. JHVLICO does not guarantee a minimum amount of Account Value. Therefore, the Owner bears the investment risk for that portion of the Account Value allocated to the variable Subaccounts. The Owner may surrender a Policy at any time while the insured is living. The Surrender Value is the Account Value less any Indebtedness plus, in the first two Policy years, any Sales Charge Refund. The Owner may also make partial withdrawals from a Policy, subject to certain restrictions and an administrative charge. If the Owner surrenders in the early Policy years, the amount of Surrender Value would be low (as compared with other investments without sales charges) and, consequently, the insurance protection provided prior to surrender would be costly.

  The minimum Sum Insured that may be bought at issue is $100,000. All persons insured must meet specified age limits and certain health and other criteria called "underwriting standards." The smoking status of the insured is generally reflected in the insurance charges made. Policies issued in certain jurisdictions and in connection with certain employer-sponsored plans will not directly reflect the sex of the insured in either the premium rates or the charges and values under the Policy.

WHAT IS THE AMOUNT OF THE PREMIUMS?

  Premiums are flexible, and the Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $50 and meets certain other requirements.

  The minimum amount of premium required at the time of Policy issue is determined by JHVLICO based on the characteristics of the insured, the Policy's Sum Insured at issue, and the Policy options selected by the Owner. Unless the Guaranteed Death Benefit is in effect, if the Policy Account Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will estimate the amount of additional premiums necessary to keep the Policy in force for three months. The Owner will have a 61 day grace period to pay at least that amount or the Policy will lapse.

  At the time of Policy issue, the Owner may designate the amount and frequency of Planned Premium payments. The Owner may pay premiums other than the Planned Premium payments, subject to certain limitations.

WHAT IS JOHN HANCOCK VARIABLE LIFE ACCOUNT S?

  The Account is a separate investment account of JHVLICO, operated as a unit investment trust, which supports benefits payable under the Policies. There are currently nine variable Subaccounts within the Account. Each is invested in a corresponding Portfolio of John Hancock Variable Series Trust I, a "series" type of mutual fund. The Portfolios of the Fund which are currently available are Stock, Select Stock, Bond, Money Market, Managed, Real Estate Equity, International, Short-Term U.S. Government and Special Opportunities.

  Each Portfolio has a different investment objective and is managed by John Hancock. John Hancock receives a fee from the Fund for providing investment management services with respect to the Stock, Bond and Money Market Portfolios at an annual rate of .25% of the average daily net assets; with respect to the Select Stock and Managed Portfolios, at an annual rate of .40% of the first $500 million of the average daily net assets and at lesser percentages for amounts above $500 million; with respect to the Short-Term U.S. Government Portfolio, at an annual rate of .50% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million; with respect to the Real Estate Equity Portfolio, at an annual rate of .60% of the first $300 million of the average daily net assets and at lesser percentages for amounts above $300 million; with respect to the International Portfolio, at an annual rate of .60% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million; and with respect to the Special Opportunities Portfolio, at an annual rate of .75% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million.

  For a full description of the Fund, see the Prospectus for the Fund attached to this Prospectus.

WHAT ARE THE CHARGES MADE BY JHVLICO?

  State Premium Tax Charge and Federal DAC Tax Charge. Charges deducted from each premium payment, currently 2.35% for state premium taxes and 1.25% as a Federal deferred acquisition cost or "DAC Tax" charge.

  Sales Charge Deduction from Premium. A charge equal to no more than 6% of the Target Premium received in Policy years 1 through 10 and no more than 3% of the Target Premium in any year after Policy year 10. JHVLICO currently intends to waive this deduction from premiums received after the first 10 Policy years.

  Sales Charge Deduction from Account Value. A charge deducted monthly from Account Value, for the first 5 Policy years, in an amount set forth in the Policy that varies by age and sex per $1,000 of Basic Sum Insured at issue. For example, this monthly amount for a 45 year old male is 30c per $1,000 of Basic Sum Insured.

  Issue Charge. A charge deducted monthly from Account Value at the rate of $20 per month for the first 12 Policy months, plus, for the first 5 Policy years, an amount set forth in the Policy that varies by age and sex per $1,000 of the Basic Sum Insured at issue. For example, this additional monthly amount for a 45 year old male is 3c per $1,000 of Basic Sum Insured.

  Maintenance Charge. A charge deducted monthly from Account Value in an amount equal to no more than $8 (currently $6) per Policy.

  Insurance Charge. A charge based upon the amount for which JHVLICO is at risk, considering the attained age and risk classification of the insured and JHVLICO's then current monthly insurance rates (never to exceed rates set forth in the Policy) deducted monthly from Account Value.

  Charge for Mortality and Expense Risks. A charge made daily at a maximum effective annual rate of .90% (currently .60%) of the assets of the Account.

  Charge for Extra Mortality Risks. An additional charge, depending upon the age of the insured and the degree of additional mortality risk, required if the insured does not qualify for the standard underwriting class. This additional charge is deducted monthly from Account Value.

  Charge for Optional Rider Benefits. An additional charge required if the Owner elects to purchase optional insurance benefits by rider. This additional charge is deducted monthly from Account Value.

  Charge for Partial Withdrawal. A charge of $20 made against Account Value at the time of withdrawal.

  See "Charges and Expenses" for a full description of the charges under the Policy.

IS THERE A CHARGE AGAINST THE ACCOUNT FOR FEDERAL INCOME TAX?

  Currently no charge is made against any Subaccount for Federal income taxes; but if JHVLICO incurs, or expects to incur, income taxes attributable to any Subaccount or this class of Policies in future years, it reserves the right to make a charge. JHVLICO expects that it will continue to be taxed as a life insurance company. See "Charge for JHVLICO's Taxes".

WHAT IS THE RELATIONSHIP BETWEEN THE PREMIUM AND THE AMOUNT ALLOCATED TO THE SUBACCOUNTS?

  The initial net premium is allocated by JHVLICO from its general account to the Money Market Subaccount on the date of issue of the Policy. The initial net premium is the gross Minimum First Premium, plus any additional amount of premium that has been paid prior to the date of issue, less the charges deducted for sales expenses, state premium taxes and the Federal DAC Tax charge. These charges also apply to subsequent premium payments. Twenty days after the date of issue, the amount in the Money Market Subaccount is reallocated among the Subaccounts in accordance with the Owner's election. Net premiums derived from payments received after this reallocation date are allocated, generally on the date of receipt, to one or more of the Subaccounts as elected by the Owner.

HOW ARE AMOUNTS ALLOCATED TO EACH SUBACCOUNT?

  At issue and subsequently thereafter, the Owner will provide us with the rule ("Investment Rule") we will follow to invest net premiums or other amounts in any of the ten Subaccounts. The Owner may change the Investment Rule under which JHVLICO will allocate amounts to Subaccounts. See "Premiums-- Billing, Allocation of Premium Payments (Investment Rule)".

WHAT COMMISSIONS ARE PAID TO AGENTS?

  The Policies are sold through agents who are licensed by state authorities to sell JHVLICO's insurance policies. Commissions payable to agents are described under "Distribution of Policies". Sales expenses in any year are not equal to the deduction for sales expenses in that year. Rather, total sales expenses under the Policies are intended to be recovered over the lifetimes of the insureds covered by the Policies.

WHAT IS THE DEATH BENEFIT?

  The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits included and then due, minus any Indebtedness. The death benefit payable depends on the Policy's Sum Insured (the Sum Insured is the Basic Sum Insured plus the amount of any Additional Sum Insured) and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the Policy's current Sum Insured less any withdrawals of Account Value that the Owner has made.

    OPTION B: The death benefit is the Policy's current Sum Insured plus the Policy Account Value on the date of death of the insured, and varies in amount based on investment results.

  The death benefit of the Policy under Options A or B will be increased if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax law. See "Death Benefits" and "Tax Considerations".

  Under the Guaranteed Death Benefit provision, the Policy is guaranteed not to lapse during the first 5 Policy years, provided that, on each Modal processing date, the amount of cumulative premiums paid, minus any withdrawals, is at least equal to the cumulative amount of Guaranteed Death Benefit Premiums due to date.

HOW DOES THE ACCOUNT VALUE OF A POLICY VARY IN RELATION TO THE SUBACCOUNTS' INVESTMENT EXPERIENCE?

  In general, the Account Value for any day equals the Account Value for the previous day, increased by any net premium placed in the Subaccounts for the Policy, decreased by any charges made against the Account Value, and increased or decreased by the investment experience of the Subaccounts. No minimum Account Value for the Policy is guaranteed.

WHAT IS THE LOAN PROVISION AND HOW DOES A LOAN AFFECT THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE?

  The Owner may obtain a Policy loan in the maximum amount of 90% of that portion of the Account Value attributable to the variable Subaccount investments plus 100% of that portion of the Account Value attributable to Fixed Account investments. Interest charged on any loan will accrue daily at an annual rate determined by JHVLICO at the start of each Policy year. This interest rate will not exceed the greater of (1) the "Published Monthly Average" (see "Loan Provision and Indebtedness") for the calendar month ending two months before the calendar month of the Policy anniversary or (2) 5%. In jurisdictions where a fixed loan rate is applicable, JHVLICO will charge interest at an effective annual rate of 4.5% in the first 20 Policy years and 4.25% thereafter, accrued daily. A loan plus accrued interest ("Indebtedness") may be repaid at the discretion of the Owner in whole or in part in accordance with the terms of the Policy.

  While a loan is outstanding, the rate of interest credited to the Account Value because of the loan will usually be different than the net investment experience of the Subaccounts. Therefore, the Account Value, the Surrender Value and any death benefit above the current Sum Insured are permanently affected by any loan.

IS THERE A SHORT-TERM CANCELLATION RIGHT?

  The Owner may surrender a Policy by delivering or mailing it within 45 days after the date Part A of the application has been completed, or within at least 10 days after receipt of the Policy by the Owner, or within 10 days after mailing by JHVLICO of a Notice of Withdrawal Right, whichever is latest, to JHVLICO's Home Office, or to the agent or agency office through which it was delivered. Coverage under the Policy will be cancelled immediately as of the date of such mailing or delivery. Any premium paid on it will be refunded. If required by state law, the refund will equal the Account Value at the end of the Valuation Period in which the Policy is received plus all charges or deductions made against premiums plus an amount reflecting charges against the Subaccounts and the investment management fee of the Fund.

WHAT INVESTMENT TRANSFERS ARE ALLOWED AN OWNER?

  The Owner may transfer the Account Value among the variable Subaccounts or into the Fixed Account at any time. Transfers out of the Fixed Account, however, are subject to restrictions.

ARE THE BENEFITS UNDER A POLICY SUBJECT TO FEDERAL INCOME TAX?

  The benefits under Policies described in this Prospectus are expected to receive the same tax treatment under the Internal Revenue Code of 1986 as benefits under traditional fixed-benefit life insurance policies. Thus, death benefits payable under the Policies will not be included in the beneficiary's gross income. Also, the Owner is not taxed on interest and gains under the Policy unless and until values are actually received through withdrawal, surrender, or other distributions.

  Under Federal tax law, distributions from Policies on which premiums greater than a "7-pay" premium limit (as defined in the law) have been paid, will be subject to special taxation. See "Premiums--7-Pay Premium Limit" and "Policy Proceeds" for a discussion of how the "7-pay" premium limit may be exceeded under a Policy. A distribution on such a Policy (called a "modified endowment") will be taxed to the extent there is any income (gain) to the Owner and an additional penalty tax may be imposed on the taxable amount.

                           JHVLICO AND JOHN HANCOCK

  JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law, is authorized to transact a life insurance and annuity business in Massachusetts and all other states, except New York. JHVLICO began selling variable life insurance policies in 1980.

  JHVLICO is a wholly-owned subsidiary of John Hancock, a company chartered in Massachusetts in 1862. Its Home Office is at John Hancock Place, Boston, Massachusetts 02117. As of December 31, 1995, John Hancock's assets were over $45 billion and it had invested over $380 million in JHVLICO in connection with JHVLICO's organization and operations. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable it to meet its reserve requirements and expenses in connection with its business, and John Hancock is committed to make additional capital contributions if necessary to ensure that JHVLICO maintains a positive net worth.

                          THE ACCOUNT AND SERIES FUND

THE ACCOUNT

  The Account, a separate account established under Massachusetts law, meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

  The Account's assets are the property of JHVLICO. Each Policy provides that the portion of the Account's assets equal to the reserves and other liabilities under the Policy shall not be chargeable with liabilities arising out of any other business JHVLICO may conduct. In addition to the assets attributable to variable life policies, the Account's assets include assets derived from charges made by JHVLICO. From time to time these additional assets may be transferred in cash by JHVLICO to its general account. Before making any such transfer, JHVLICO will consider any possible adverse impact the transfer might have on any Subaccount. Additional premiums are charged for Policies where the insured is classified as a substandard risk and a portion of these premiums is allocated to the Account.

  The Account is registered with the Securities and Exchange Commission (the "Commission") under the 1940 Act. Such registration does not involve supervision by the Commission of the management or policies of the Account, JHVLICO or John Hancock.

  There currently are nine variable Subaccounts in the Account. The assets in each are invested in corresponding Portfolios of the Fund, but the assets of one variable Subaccount are not necessarily legally insulated from liabilities associated with another variable Subaccount. New variable Subaccounts may be added or existing variable Subaccounts may be deleted as new Portfolios are added to or deleted from the Fund and made available to Owners.

SERIES FUND

  The Fund is a "series" type of mutual fund registered with the Commission under the 1940 Act as an open-end diversified management investment company. The Fund serves as the investment medium for the Account and other unit investment trust separate accounts established for other variable life insurance policies and variable annuity contracts. (See the attached Fund Prospectus for a description of a need to monitor for possible conflicts and other consequences.) A very brief summary of the investment objectives of each Portfolio is set forth below.

  Stock Portfolio. The investment objective of this Portfolio is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. This objective will be pursued by investments principally in common stocks (and in securities convertible into or with rights to purchase common stocks) of companies believed by management to offer growth potential over both the intermediate and long-term.

  Select Stock Portfolio. The investment objective of this Portfolio is to achieve above-average capital appreciation through the ownership of common stocks of companies believed by management to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.

  Bond Portfolio. The investment objective of this Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk, through investment in a diversified portfolio of freely marketable debt securities. Total rate of return consists of current income, including interest and discount accruals, and capital appreciation.

  Money Market Portfolio. The investment objective of this Portfolio is to provide maximum current income consistent with capital preservation and liquidity. It seeks to achieve this objective by investing in a managed portfolio of high quality money market instruments.

  Managed Portfolio. The investment objective of this Portfolio is to achieve maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other fixed income securities and in money market instruments.

  Real Estate Equity Portfolio. The investment objective of this Portfolio is to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

  International Portfolio. The investment objective of this Portfolio is to achieve long-term growth of capital by investing primarily in foreign equity securities.

  Special Opportunities Portfolio. The investment objective of this Portfolio is to achieve long-term capital appreciation by emphasizing investments in equity securities of issuers in various economic sectors.

  Short-Term U.S. Government Portfolio. The investment objective of this Portfolio is to provide a high level of current income consistent with the maintenance of principal, through investment in a portfolio of short-term U.S. Treasury securities and U.S. Government agency securities.

  John Hancock acts as the investment manager for the Fund, and John Hancock's indirectly owned subsidiary, Independence Investment Associates, Inc., with its principal place of business at 53 State Street, Boston, Massachusetts, provides sub-investment advice with respect to the Stock, Select Stock, Managed, Real Estate Equity and Short-Term U.S. Government Portfolios. Another indirectly owned subsidiary, John Hancock Advisers, Inc., located at 101 Huntington Avenue, Boston, Massachusetts, and its subsidiary, John Hancock Advisers International, Limited, located at 34 Dover Street, London, England, provide sub-investment advice with respect to the International Portfolio, and John Hancock Advisers, Inc. does likewise with respect to the Bond and Special Opportunities Portfolios.

  JHVLICO will purchase and redeem Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of the Fund represent an interest in one of the Portfolios of the Fund which corresponds to a variable Subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in Fund shares at their net asset value as of the dates paid.

  On each Valuation Date, shares of each Portfolio are purchased or redeemed by JHVLICO for each variable Subaccount based on, among other things, the amount of net premiums allocated to the variable Subaccount, distributions reinvested, transfers to, from and among variable Subaccounts, all to be effected as of that date.

Such purchases and redemptions are effected at the net asset value per Fund share for each Portfolio determined on that same Valuation Date. A Valuation Date is any date on which JHVLICO is open for business, the New York Stock Exchange is open for trading and on which the Fund values its shares. A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

  A full description of the Fund, its investment objectives, policies and restrictions, its charges, expenses and all other aspects of its operation is contained in the attached Prospectus and the statement of additional information referred to therein, which should be read together with this Prospectus.

                               THE FIXED ACCOUNT

  An Owner may allocate premiums to the Fixed Account or transfer all or a part of the Account Value under a Policy to the Fixed Account. The amount so allocated or transferred will become a part of JHVLICO's general account assets. JHVLICO's general account consists of assets owned by JHVLICO other than those in the Account and in other separate accounts that have been or may be established by JHVLICO. Subject to applicable law, JHVLICO has sole discretion over the investment of assets of the general account, and Owners do not share in the investment experience of those assets. Instead, JHVLICO guarantees that the Account Value allocated to the Fixed Account will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account. Transfers from the Fixed Account are subject to certain limitations. See "Transfers Among Subaccounts".

  The Account Value in the Fixed Account is equal to the portion of the net premiums allocated to it, plus any amounts transferred to it and interest credited to it, minus any charges deducted from it or partial withdrawals or amounts transferred from it. JHVLICO guarantees that interest credited to the Account Value in the Fixed Account will not be less than an effective annual rate of 4%. JHVLICO may, in its sole discretion, credit higher rates although it is not obligated to do so. The Owner assumes the risk that interest credited will not exceed 4% per year. Upon request and in the annual statement, JHVLICO will inform Owners of the then-applicable rates. The rate of interest declared with respect to any amount in the Fixed Account may depend on when that amount was first allocated to the Fixed Account.

  Because of exemptive and exclusionary provisions, interests in JHVLICO's general account have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and JHVLICO has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

                        POLICY PROVISIONS AND BENEFITS

REQUIREMENTS FOR ISSUANCE OF POLICY

  The Policy is generally available with a minimum Basic Sum Insured at issue of $100,000. At the time of issue, the insured must be age 20 through 75. All persons insured must meet certain health and other criteria called "underwriting standards". The smoking status of the insured is reflected in the insurance charges made.

Policies issued in certain jurisdictions or in connection with certain employee benefit plans will not directly reflect the sex of the insured in either the premium rates or the charges or values under the Policy. Accordingly, the illustrations set forth in this Prospectus may differ for such Policies. Amounts of coverage that JHVLICO will accept under the Policies may be limited by JHVLICO's underwriting and reinsurance procedures as in effect from time to time.

PREMIUMS

  Payment Flexibility. Premiums are flexible. The Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $50 and meets the other requirements described below.

  Minimum First Premium. The amount of premium required at the time of issue is determined by JHVLICO, and depends on the age, sex, and underwriting class of the insured at issue, the Policy's Sum Insured at issue, and any additional benefits selected. The Minimum First Premium must be received by JHVLICO at its Home Office before the Policy is in full force and effect. See "Death Benefits". There is no grace period for the payment of the Minimum First Premium.

  Minimum Premiums. If the Policy's Surrender Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will notify the Owner and the Policy will enter a grace period, unless the Guaranteed Death Benefit is in effect. If premiums sufficient to pay at least three months' estimated charges are not paid by the end of the grace period, the Policy will lapse. See "Default".

  Planned Premium Schedule. At the time of issue, the Owner may designate a Planned Premium schedule for the amount and frequency of premium payments. JHVLICO will send billing statements for the amount chosen at the frequency chosen. The Owner may change the Planned Premium after issue. The Owner may also pay a premium in excess of the Planned Premium, subject to the limitations described below. At the time of Policy issuance, JHVLICO will determine whether the Planned Premium schedule will exceed the 7-Pay limit discussed below. If so, JHVLICO will not issue the Policy unless the Owner signs a form acknowledging that fact.

  Other Premium Limitations. Federal tax law requires a minimum death benefit in relation to Account Value. See "Death Benefits--Definition of Life Insurance". The death benefit of the Policy will be increased if necessary to ensure that the Policy will continue to satisfy this requirement. If the payment of a given premium will cause the Policy Account Value to increase to such an extent that an increase in death benefit is necessary to satisfy federal tax law requirements, JHVLICO has the right to not accept the excess portion of that premium payment, or to require evidence of insurability before that portion is accepted. In no event, however, will JHVLICO refuse to accept any premium necessary to maintain the Guaranteed Death Benefit in effect under a Policy. Also, if an owner has elected to use the "guideline premium and cash value corridor" test for Federal income tax premium limitation purposes, JHVLICO will not accept the portion of the premium which exceeds the maximum amount permitted under that test.

  Guaranteed Death Benefit Premiums. A Guaranteed Death Benefit feature may apply during the first five Policy years. See "Death Benefits". The Guaranteed Death Benefit Premiums required to maintain this benefit in force depend on the issue age, sex, underwriting class of the insured at issue, the Basic Sum Insured at issue, the ratio of Basic Sum Insured to Total Sum Insured at issue and any additional benefits selected. 1/12th of the Guaranteed Death Benefit Premium is required for Owners electing a monthly premium payment mode; 1/4 of the Guaranteed Death Benefit Premium is required for Owners electing the quarterly mode; 1/2 of the Guaranteed Death Benefit Premium is required for Owners electing the semi-annual mode; and the full Guaranteed Death

Benefit Premium is required for Owners electing the annual mode. The due date for each premium is referred to as the Modal processing date. To keep the Guaranteed Death Benefit in effect, the amount of actual premiums paid minus any withdrawals must at each Modal processing date be at least equal to the Guaranteed Death Benefit Premiums due to date. If this test is not satisfied on any Modal processing date, JHVLICO will notify the Owner of the shortfall immediately and a Guaranteed Death Benefit grace period will commence as of that anniversary. The Guaranteed Death Benefit grace period will end on the second monthly processing date after the determination of the shortfall. This notice will be mailed to the Owner's last-known address at least 31 days prior to the end of the Guaranteed Death Benefit grace period. If JHVLICO does not receive payment for the amount of the deficiency by the end of the Guaranteed Death Benefit grace period, the Guaranteed Death Benefit feature will lapse.

  Billing, Allocation of Premium Payments (Investment Rule). The Owner may at any time elect to be billed by JHVLICO for an amount of premium other than the Guaranteed Death Benefit Premium. The Owner may also elect to be billed for premiums on an annual, semi-annual, quarterly or monthly basis. All premiums are payable at JHVLICO's Home Office.

  Any premium payment will be processed by JHVLICO as of the end of the Valuation Period in which it is received, unless one of the three exceptions noted below is applicable. Each premium payment will be reduced by the state premium tax charge, any applicable sales charge, and the Federal DAC Tax charge. See "Charges and Expenses". The remainder is the net premium.

  The Owner at the time of application must elect an Investment Rule which will allocate net premiums and any credits to any of the ten Subaccounts. The Owner must select allocation percentages in whole numbers, and the total allocated must equal 100%. The Owner may thereafter change the Investment Rule prospectively at any time. The change will be effective as to any net premiums and credits applied after receipt at JHVLICO's Home Office of notice satisfactory to JHVLICO. Notwithstanding the Investment Rule, all net premiums credited to Account Value as of a date prior to the end of the Valuation Period that includes the 20th day following the date of issue will automatically be allocated to the Money Market Subaccount. At the end of that Valuation Period, the Policy's Account Value will be reallocated automatically among the Subaccounts in accordance with the Investment Rule chosen by the Owner.

  There are three exceptions to the normal practice of processing a premium payment as of the end of the Valuation Period in which it is received:

    (1) A payment received prior to a Policy's date of issue will be processed as if received on the Valuation Date immediately preceding the date of issue.

    (2) If the Minimum First Premium is not received prior to the date of issue, each payment received thereafter will be processed as if received on the Valuation Date immediately preceding the date of issue until all of the Minimum First Premium is received.

    (3) That portion of any premium that we delay accepting as described under "Other Premium Limitations" above, or "7-Pay Premium Limit" below, will be processed as of the end of the Valuation Period in which we accept that amount.

  7-Pay Premium Limit. Federal tax law modifies the tax treatment of certain Policy distributions such as loans, surrenders, partial surrenders, and withdrawals. The application of this modified treatment to any Owner depends upon whether premiums have been paid at any time during the first 7 Policy years that exceed a "7-pay" premium limit as defined in the law. The "7-pay" premium is greater than the Guaranteed Death Benefit Premium . The 7-pay limit is the total of net level premiums that would have been payable at any time for the

Policy to be fully paid-up after the payment of 7 level annual premiums. If the total premiums paid exceed the 7-pay limit, the Policy will be treated as a "modified endowment", which means that the Owner will be subject to tax to the extent of any income (gain) on any distributions made from the Policy. A material change in the Policy will result in a new 7-pay limit and test period. A reduction in the Policy's benefits within the 7-year period following issuance of, or a material change in, the Policy may also result in the application of the modified endowment treatment. See "Policy Proceeds" under "Tax Considerations". If JHVLICO receives any premium payment that will cause a Policy to become a modified endowment, the excess portion of that premium payment will not be accepted unless the Owner signs an acknowledgment of that fact. When it identifies such an excess premium, JHVLICO sends the Owner immediate notice and refunds the excess premium if it has not received notice of the acknowledgment by the time the premium payment has had a reasonable time to clear the banking system, but in no case longer than two weeks.

ACCOUNT VALUE AND SURRENDER VALUE

  Amount of Account Value. The Account Value increases or decreases depending upon a number of factors, such as the applicable Subaccount's investment experience, the proportion of the Account Value invested in each Subaccount and the interest credited to any Loan Account established upon the making of a Policy loan. In general the Account Value for any day equals the Account Value for the previous day, decreased by charges against the Account Value, increased or decreased by the investment experience of the Subaccounts and increased by net premiums received. No minimum amount of Account Value is guaranteed.

  A Policy loan will not affect the total amount of Account Value at the time the loan is made but will result in a different rate of return being credited to the Loan Account portion of the Account Value.

  Amount of Surrender Value. The Surrender Value will be the Account Value less any Indebtedness. Upon a full surrender during the first two Policy years, JHVLICO will add to the Surrender Value an amount equal to the excess of (a) the total sales charges that have been deducted (whether from premiums or Account Value) under the Policy to date over (b) the sum of 30% of premiums paid under the Policy that do not exceed one "SEC Guideline Annual Premium", plus 10% of any additional premiums paid that do not exceed a second SEC Guideline Annual Premium, plus 9% of any premiums paid in excess of two such SEC Guideline Annual Premiums. This excess amount is the "Sales Charge Refund". The SEC Guideline Annual premium is the level annual premium that would be required for a fixed life insurance policy on the life of the insured with a face amount equal to the Basic Sum Insured, plus any Additional Sum Insured, and having the same optional insurance riders, if any, as the Policy, based on certain assumptions prescribed by the Commission for this purpose.

  When Policy May Be Surrendered. A Policy may be surrendered for its Surrender Value at any time while the insured is living and the Policy is not in a grace period. Surrender takes effect and the Surrender Value is determined as of the end of the Valuation Period in which occurs the later of receipt at JHVLICO's Home Office of a signed request or the surrendered Policy.

  Partial Withdrawal of Surrender Value. The Owner may request withdrawal of part of the Surrender Value in accordance with JHVLICO's rules then in effect. Any withdrawal must be at least $1,000 and is subject to an administrative charge of $20.

  An Owner may request a partial withdrawal of Surrender Value at any time while the insured is living, provided that the Policy is not in a grace period. This privilege, which reduces the Account Value by the amount of the withdrawal and the associated charge, may not be used to reduce the Account Value below the amount JHVLICO estimates will be required to pay three months' charges under the Policy as they fall due. The withdrawal will be effective as of the end of the Valuation Period in which JHVLICO receives written notice satisfactory to it at its Home Office.

  A withdrawal will reduce any Option A Sum Insured by the amount withdrawn. A withdrawal will not reduce any Option B Sum Insured but, because Account Value will be reduced, the death benefit under this option also will be reduced. JHVLICO reserves the right to refuse any withdrawal request that would cause the Policy's Sum Insured to fall below $100,000.

  An amount equal to the Account Value withdrawn will be removed from each Subaccount in the same proportion as the Account Value is then allocated among the Subaccounts. A withdrawal is not a loan and, once made, cannot be repaid.

  A surrender or withdrawal may have significant tax consequences. See "Tax Considerations".

DEATH BENEFITS

  The death benefit proceeds are payable when the insured dies while the Policy is in effect. The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits then due, minus any Indebtedness. If the insured dies during a grace period, JHVLICO will also deduct any overdue monthly deductions.

  The death benefit payable depends on the current Sum Insured and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the current Sum Insured, subject to any increases described below under "Definition of Life Insurance", and reduced by the amount of any partial withdrawals that have been made over the life of the Policy.

    OPTION B: The death benefit is the current Sum Insured, plus the Policy Account Value at the end of the Valuation Period in which the insured dies. This death benefit is a varying amount and fluctuates with the amount of the Account Value. This death benefit is also subject to any increase described below under "Definition of Life Insurance".

  The Sum Insured is the Basic Sum Insured, plus the amount of any Additional Sum Insured (discussed below).

  Owners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B. Owners who prefer to have insurance coverage that generally does not vary in amount and lower cost of insurance charges should choose Option A.

  Definition of Life Insurance. Federal tax law requires a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. The death benefit of a Policy will be increased if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current Federal tax law can be used to determine if a Policy complies with the definition of life insurance in Section 7702 of the Code.

  The "guideline premium and cash value corridor" test limits the amount of premiums payable under a Policy to a certain amount for an insured of a particular age and sex. The test also applies a prescribed "Corridor Factor" to determine a minimum ratio of death benefit to Account Value. The Corridor Factor depends upon the attained age of the insured. The Corridor Factor decreases slightly (or remains the same at older and younger ages) from year to year as the attained age of the insured increases. A complete list of Corridor Factors is set forth in the Policy. All Option B Policies will be subject to the "guideline premium and cash value corridor" test.

  The Owner may, at the time an Option A death benefit is applied for, choose either the "guideline premium and cash value corridor" test discussed above or may elect for the Policy to be governed by the "cash value accumulation test" under Section 7702.

  The "cash value accumulation test" also limits the amount of premiums payable under a Policy to a prescribed amount, using a minimum ratio of death benefit to a Policy's Account Value, but employs as a standard a "net single premium" computed in compliance with the Code. If the Account Value under a Policy is at any time greater than the net single premium at the insured's age and sex for the proposed death benefit, the death benefit will be increased automatically by multiplying the Account Value by a "Death Benefit Factor" computed in compliance with the Code. The Death Benefit Factor depends upon the sex and then attained age of the insured. The Death Benefit Factor decreases slightly from year to year as the attained age of the insured increases. A complete list of Death Benefit Factors is set forth in the Policy. An Option A death benefit using the cash value accumulation test will offer the best opportunity for the Owner who is looking for an increasing death benefit in later Policy year and/or would like to fund the Policy at the "7-pay" limit for the full 7 years. An Option A death benefit using the guideline premium and cash value corridor test will offer the best opportunity for the Account Value under a Policy to increase without increasing the death benefit as quickly as it might under the other options.

  If the Account Value is reduced (e.g. by withdrawals, charges or adverse investment performance) at a time when a minimum death benefit under Section 7702 is in effect, such minimum death benefit will also be reduced.

  Guaranteed Death Benefit. During the first 5 Policy years the Policy is guaranteed not to lapse, provided that the amount of premiums paid through each Modal processing date minus any withdrawals is at least equal to the sum of the cumulative Guaranteed Death Benefit Premiums due to date. At any time when this feature is not in force, the death benefit of the Policy is not guaranteed and the Policy may lapse if the Account Value falls to a low level.

  Additional Sum Insured. The Owner may apply for an amount of Additional Sum Insured under the Policy, pursuant to which an additional amount of death benefit will be paid upon the death of the insured under the Policy. Purchasers of a Policy should consider various factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The amount of Additional Sum Insured can be decreased, or, upon application and submission of evidence of insurability, increased subsequent to Policy issuance. JHVLICO may refuse to accept any request to reduce the Additional Sum Insured (a) that would cause the Policy's current Sum Insured to fall below $100,000 or (b) if immediately following the reduction, the Policy's current death benefit would reflect an increase necessary for the Policy to continue to qualify as life insurance (see "Death Benefits--Definition of Life Insurance"). Any increase or decrease in Additional Sum Insured will become effective at the beginning of the first Policy month after JHVLICO receives in good order at its Home Office all information necessary to process the change, and, in the case of an increase in coverage, approves the change.

  Any decision by the Owner to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences. See "Tax Considerations--Policy Proceeds".

  Also, the Owner may elect among several forms of Additional Sum Insured coverage at the time the Owner applies for it: a level amount of coverage; an amount of coverage that increases on each Policy anniversary up to a prescribed limit; an amount of coverage that increases on each Policy anniversary to the amount of premiums paid during prior years plus the Planned Premium for the current year, subject to certain limits; or a combination of those forms of coverage.

  The amount of sales charge deducted from premiums and from Account Value and the amount of compensation paid to the selling insurance agent will be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured. The Guaranteed Death Benefit Premium will be affected by the amount of any Additional Sum Insured elected relative to the Total Sum Insured.

  The amount of any Additional Sum Insured is not included in any Guaranteed Death Benefit. Therefore, if the Policy's Account Value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured) the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the Guaranteed Death Benefit feature.

  The Additional Sum Insured at issue is limited to 400% of the Basic Sum Insured. Generally, an Owner will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. On the other hand, for Owners that wish to take advantage of the Guaranteed Death Benefit, the proportion of the Policy's Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of Policy issue. It could be to the Owner's advantage either to increase the amount of coverage applied for as Basic Sum Insured in order that the Guaranteed Death Benefit will be available or, if such guarantee is not of value to the Owner, to maximize the proportion of the Additional Sum Insured.

  Temporary Coverage Prior to Policy Delivery. If a specified amount of premium is paid with the application for a Policy, temporary term coverage may be available prior to the time that coverage under the Policy takes effect. Temporary term coverage is subject to the terms and conditions described in the application for a Policy.

TRANSFERS AMONG SUBACCOUNTS

  The Owner may reallocate the amounts held for the Policy in the Subaccounts with no charge at any time, except as noted below. The Owner may either (1) use percentages (in whole numbers) to be transferred among Subaccounts or (2) designate the dollar amount of funds to be transferred among Subaccounts. The reallocation must be such that the total in the Subaccounts after reallocation equals 100% of Account Value. Transfers out of a variable Subaccount will be effective at the end of the Valuation Period in which JHVLICO receives at its Home Office notice satisfactory to JHVLICO.

  Transfers out of the Fixed Account to the variable Subaccounts are permitted only once each Policy year and only during the 31-day period beginning on the Policy anniversary. Transfers out of the Fixed Account may be requested from 60 days before to 30 days after the Policy anniversary. If received on or before the Policy anniversary, requests for transfer out of the Fixed Account will be processed on the Policy anniversary (or the next Valuation Date if the Policy anniversary does not occur on a Valuation Date); if received after the Policy anniversary, they will be processed at the end of the Valuation Period in which JHVLICO receives the request at its Home Office. (JHVLICO reserves the right to defer such Fixed Account transfers for six months.) If an Owner requests a transfer out of the Fixed Account 61 days or more prior to the Policy anniversary, that portion of the reallocation will not be processed and the Owner's confirmation statement will not reflect a transfer out of the Fixed Account as to such request. Transfers among variable Subaccounts and transfers into the Fixed Account may be requested at any time. A maximum of 20% of Fixed Account assets or, if greater, $500 may be transferred out of the Fixed Account in any Policy year. Currently, there is no minimum amount limit on transfers out of the Fixed Account, but JHVLICO reserves the right to impose such a limit in the future.

  No transfers may be made while the Policy is in a grace period.

  Telephone Transfers and Policy Loans. Once a written authorization is completed by the Owner, the Owner may request a transfer or policy loan by telephoning 1-800-732-5543. During periods of heavy telephone usage, implementing a telephone transfer or policy loan may be difficult. If an Owner is unable to reach JHVLICO via the above number, the Owner should send a written request via fax to 1-800-621-0448. (Any requests via fax are considered telephone requests and are bound by the conditions in the Owner's signed telephone authorization form.) Any fax request should include the Owner's name, daytime telephone number, Policy number and, in the case of transfers, the names of the subaccounts from which and to which money will be transferred. The right to discontinue telephone transactions at any time without notice to Owners is specifically reserved.

  An Owner who authorizes telephone transactions will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which JHVLICO reasonably believes to be genuine, unless such loss, expense or cost is the result of JHVLICO's mistake or negligence. JHVLICO employs procedures which provide adequate safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner. If JHVLICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any loss due to unauthorized or fraudulent instructions.

LOAN PROVISIONS AND INDEBTEDNESS

  Loan Provisions. Loans may be made at any time a Loan Value is available, the insured is alive and the Policy is not in a grace period. The Owner may borrow money, assigning the Policy as the only security for the loan, by completion of a form satisfactory to JHVLICO or, if the telephone transaction authorization form has been completed by telephone. The Loan Value will be 90% of that portion of the Account Value attributable to the variable Subaccount investments plus 100% of that portion of the Account Value attributable to Fixed Account investments. Interest charged on any loan will accrue and compound daily at an annual rate determined by JHVLICO at the start of each Policy Year. This interest rate will not exceed the greater of (1) the "Published Monthly Average" (defined below) for the calendar month ending 2 months before the calendar month of the Policy anniversary or (2) 5%. In jurisdictions where a fixed loan rate is applicable, JHVLICO will charge interest at an effective annual rate of 4.5% in the first 20 Policy years, and 4.25% thereafter, accrued daily. The "Published Monthly Average" means Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc., or if the average is no longer published, a substantially similar average established by the insurance regulator where the Policy is issued.

  The amount of any outstanding loan plus accrued interest is called the "Indebtedness". The amount of the loan available will be the Loan Value less any existing Indebtedness. A loan will not be permitted unless it is at least $1,000. A loan may be repaid in full or in part at any time before the insured's death and while the Policy is not in a grace period. When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and the Fixed Account, as applicable. This amount is allocated to the Loan Account, a portion of JHVLICO's general account. Each Subaccount will be reduced in the same proportion as the Account Value is then allocated among the Subaccounts. Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the current Investment Rule. For example, if the entire loan outstanding is $3000 of which $1000 was borrowed from the Fixed Account, then upon a repayment of $1500, $500 would be allocated to the Fixed Account and the remaining $1000 would be allocated to the appropriate Subaccounts as stipulated in the current Investment Rule. If an Owner wishes any payment to constitute a loan repayment (rather than a premium payment), the Owner must so specify.

  Effect of Loan and Indebtedness. While the Indebtedness is outstanding, that portion of the Account Value that is in the Loan Account is credited with interest at a rate that is .5% less than the loan interest rate for the first 20 Policy years and, thereafter, .25% less than the loan interest rate. This rate will usually be different than the net return for the Subaccounts. Since the Loan Account and the remaining portion of the Account Value will generally have different rates of investment return, any death benefit above the Sum Insured, the Account Value, and the Surrender Value are permanently affected by any Indebtedness, whether or not repaid in whole or in part. The amount of any Indebtedness is subtracted from the amount otherwise payable when the Policy proceeds become payable.

  Whenever the Indebtedness equals or exceeds 90% of the Account Value, the Policy terminates 31 days after notice has been mailed by JHVLICO to the Owner and any assignee of record at their last known addresses, unless a repayment of the excess Indebtedness is made within that period.

  Tax Considerations. If the Policy is a modified endowment at the time a loan is made, that loan may have significant tax consequences. See "Tax Considerations".

DEFAULT

  Premium Grace Period, Default and Lapse. Unless the Guaranteed Death Benefit is in force, at the beginning of each Policy month JHVLICO determines whether the Surrender Value is sufficient to pay all monthly charges then due under the Policy. If not, the Policy is in default and JHVLICO will notify the Owner of the amount estimated to be necessary to pay three months' deductions, and a grace period will be in effect until 61 days after the date the notice was mailed. If JHVLICO does not receive payment of at least this amount by the end of the grace period, the Policy will lapse, and any remaining amount owed to the Owner as of the date of lapse will be paid to the Owner.

  If the Guaranteed Death Benefit is in effect and the Policy provides for an Additional Sum Insured, the grace period and lapse procedures set forth in the preceding paragraph will apply only to the Additional Sum Insured. Lapse of the Additional Sum Insured can have significant tax consequences. See "Tax Considerations--Policy Proceeds". If the Guaranteed Death Benefit has been in effect and lapses at the end of a grace period (as described in "Premiums-- Guaranteed Death Benefit Premiums"), the usual default, grace period and lapse procedures described in the preceding paragraph will be applied commencing with the first day of the first Policy month following the lapse of the Guaranteed Death Benefit.

  The insurance under the Policy continues in full force during any grace period but, if the insured dies during the grace period, the amount in default is deducted from the death benefit otherwise payable. Written notice will be furnished to the Owner at his or her last known address, at least 31 days prior to the end of any grace period, specifying the minimum amount which must be paid to continue the Policy in force on a premium paying basis after the end of the grace period.

  Reinstatement. A lapsed Policy (or a lapsed Additional Sum Insured, if the Basic Sum Insured remains in force or is reinstated) or the Guaranteed Death Benefit may be reinstated in accordance with the Policy's terms. Evidence of insurability satisfactory to JHVLICO will be required (except as to a request to restore the Guaranteed Death Benefit within 1 year after the beginning of its grace period) and payment of the required premium and charges. The request must be received at JHVLICO's Home Office within 1 year after the beginning of the grace period. A reinstatement of the Basic Sum Insured or the Additional Sum Insured may be deemed a material change for Federal income tax purposes. See "Premiums--7-Pay Premium Limit" and "Tax Considerations".

EXCHANGE PRIVILEGE

  The Owner may transfer the entire Account Value under the Policy to the Fixed Account at any time, creating a non-variable policy. The exchange will be effective at the end of the Valuation Period in which JHVLICO receives at its Home Office notice of the transfer satisfactory to JHVLICO.

                               ----------------

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                              CHARGES AND EXPENSES

CHARGES DEDUCTED FROM PREMIUMS

  In addition to the sales charge (see "Sales Charges" below), the following charges are deducted from premiums:

  State Premium Tax Charge. A charge currently equal to 2.35% of each premium payment will be deducted from each premium payment. Premium taxes vary from state to state, ranging from zero to 4% currently. A charge of 2.35% is made, regardless of the premium tax imposed by any state. The 2.35% rate is the average rate currently expected to be paid on premiums received in all states over the lifetimes of the insureds covered by the Policies. JHVLICO will not increase this charge under outstanding Policies, but reserves the right to change this charge for Policies not yet issued in order to correspond with changes in the state premium tax levels.

  Federal DAC Tax Charge. A charge currently equal to 1.25% of each premium payment will be deducted from each premium payment to cover the estimated cost to JHVLICO of the Federal income tax treatment of the Policies' deferred acquisition costs--commonly referred to as the "DAC Tax". JHVLICO has determined that this charge is reasonable in relation to JHVLICO's increased Federal income tax burden under the Internal Revenue Code resulting from the receipt of premiums. JHVLICO will not increase this charge under outstanding Policies, but reserves the right, subject to any required regulatory approval, to change this charge for Policies not yet issued in order to correspond with changes in the Federal income tax treatment of the Policies' deferred acquisition costs.

SALES CHARGES

  Charges are made to compensate JHVLICO for the cost of selling the Policy. This cost includes agents' commissions, commission overrides, advertising, and the printing of Prospectuses and sales literature. The amount of the charge in any Policy year cannot be specifically related to sales expenses for that year. JHVLICO expects to recover its total sales expenses over the period the Policies are in effect. To the extent that sales charges are insufficient to cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the Policies, or from JHVLICO's general assets. See "Distribution of Policies".

  From Premiums. Part of the sales charge is deducted from premiums received. The amount is 6% of the premiums received in Policy years 1 through 10 that do not exceed that year's total Target Premium and 3% of the premiums received in Policy years 11 and later that do not exceed each year's Target Premium. The Target Premium is established at issue and is the sum of Base Policy Target Premium and any rider premium. The Base Policy Target Premium is set forth in the Policy. Target Premiums will vary based on the issue age, sex, and underwriting class of the insured. JHVLICO currently intends to make this deduction only in the first 10 Policy years, but this is not contractually guaranteed and the right is reserved to continue deductions over a longer period. Because the Policies were first offered for sale in 1996, no Policies have yet been outstanding for more than 10 years.

  No sales charge is deducted from a premium payment received in excess of one Target Premium in any Policy year.

  An Owner may structure the timing and amount of premium payments to minimize the sales charges deducted from premium payments, although doing so involves certain risks. Paying less than one target premium in the first Policy year or paying more than one target premium in any Policy year could reduce the Owner's total sales charges over time. For example, an Owner, paying ten target premiums of $10,000 each, would pay total sales charges of $6,000 if he paid $10,000 in each of the first ten Policy years, but only $3,000 if he paid $20,000 (i.e., two times the target premium amount) in every other Policy year up to the ninth Policy year. However, delaying the payment of target premiums to later Policy years could increase the risk that the Guaranteed Death Benefit will lapse and that the Surender Value will be insufficient to pay monthly Policy charges as they come due. As a result, the Policy or any Additional Sum Insured may lapse and eventually terminate. See "Default". Conversely, accelerating the payment of target premiums to earlier Policy years could cause aggregate premiums paid to exceed the Policy's 7-pay premium limit and, as a result, cause the Policy to become a modified endowment, with adverse tax consequences to the Owner upon receipt of Policy distributions. See "Premiums--7-Pay Premium Limit".

  From Account Value. The remainder of the sales charge is deducted monthly from Account Value, for the first 5 Policy years, in an amount set forth in the Policy that varies by age and sex per $1,000 of the Basic Sum Insured at issue. For example, this monthly amount for a male age 45 is 30c per $1,000 of Basic Sum Insured.

REDUCED CHARGES FOR ELIGIBLE GROUPS

  The sales charges and issue charge (described below) otherwise applicable may be reduced with respect to Policies issued to a class of associated individuals or to a trustee, employer or similar entity where JHVLICO anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. The charge for mortality and expense risks (described below) otherwise applicable may be reduced with respect to Policies issued to a trustee, employer or similar entity where JHVLICO anticipates that, because of the nature of the group on whose behalf the Policies are purchased, there will be a lower than normal risk of the mortality and expense charge not being sufficient to cover actual mortality and expense costs. These reductions will be made in accordance with JHVLICO's rules in effect at the time of the application for a Policy. The factors considered by JHVLICO in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated persistency of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums to be paid by or for the class of associated individuals; and any other such circumstances which justify a reduction in sales or administrative charges or mortality and expense risk charges. Any reduction will be reasonable and will apply uniformly to all prospective Policy purchasers in the class and will not be unfairly discriminatory to the interests of any Owner.

CHARGES DEDUCTED FROM ACCOUNT VALUE OR ASSETS

  The following charges are deducted from Account Value or assets:

  Issue Charge. JHVLICO will deduct an issue charge from Account Value, at the rate of $20 per month for the first 12 Policy months, plus, for the first 5 Policy years, an amount set forth in the Policy that varies by age and sex per $1,000 of the Basic Sum Insured at issue. For example, this additional monthly amount for a 45 year old male is 3c per $1000 of Basic Sum Insured.

  The issue charge is to compensate JHVLICO for expenses incurred in connection with the issuance of the Policy, other than sales expenses. Such expenses include medical examinations, insurance underwriting costs and costs incurred in processing applications and establishing permanent Policy records.

  Maintenance charge. JHVLICO will deduct from the Account Value a monthly charge not to exceed $8 per Policy. The current monthly charge is $6 per Policy.

  This charge is to compensate JHVLICO for administrative expenses, including recordkeeping, processing death claims and surrenders, making Policy changes, reporting and other communications to Owners and other similar expense and overhead costs.

  Insurance Charge. The insurance charge deducted monthly from Account Value is based on the attained age of the insured and the amount at risk. The amount at risk is the difference between the current death benefit and the Account Value (after reflecting all charges against Account Value). The amount of the insurance charge is determined by multiplying JHVLICO's then current monthly rate for insurance by the amount at risk.

  Current monthly rates for insurance are based on the sex, age, smoking status and underwriting class of the insureds and the length of time the Policy has been in effect. JHVLICO will review these rates at least every 5 years, and may change these rates from time to time based on JHVLICO's expectations of future experience. However, these rates will never be more than the guaranteed maximum rates based on the 1980 Commissioners' Standard Ordinary Mortality Tables, as set forth in the Policy.

  Lower current insurance rates are offered at most ages for insureds who qualify for the standard or select underwriting class and whose applications are fully underwritten, i.e. subject to evidence of insurability on the part of the insured, a process which may involve a medical examination. On the other hand, higher current insurance rates are generally applicable if the Policies are issued on a guaranteed issue basis, where evidence of insurability is not required.

  Policies issued to trustees, employers and similar entities are often issued on a guaranteed issue basis. Because only limited underwriting information is obtained in this alternative underwriting procedure, Policies in this class may present additional mortality expense to JHVLICO relative to Policies which are fully underwritten. This additional insurance risk is generally reflected in higher insurance rates, nevertheless guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

  A reduction in the insurance charge may be made to a Policy beginning on the first day of the first month in the tenth Policy year. This reduction is not guaranteed but it is JHVLICO's present intention to effect this reduction in the tenth and following Policy years as long as the Policy is in force.

  The amount of the reduction will depend upon the length of time the Policy has been in force. In the tenth Policy year the monthly insurance charge will be reduced by an amount equal to a percentage of the then Account

Value. This percentage will begin at an annual effective rate of .20% in the tenth Policy year and increase annually by .01% through and including the thirtieth Policy year. Thereafter the percentage reduction each year the Policy remains in force will be at an annual effective rate of .40%.

  For example, it is expected that the reduction percentage in Policy year 11 would be at an effective annual rate of .21%, in Policy year 20 would be .30% and in Policy year 30 would be .40%.

  JHVLICO reserves the right to modify or discontinue this reduction. Because the Policies were first offered for sale in 1996, no reductions have yet been made.

  Charge for Mortality and Expense Risks. A daily charge is made for mortality and expense risks assumed by JHVLICO at a maximum effective annual rate of .90% of the value of the Account's assets attributable to the Policies. The current charge is at an effective annual rate of .60%. This charge begins when amounts under a Policy are first allocated to the Account. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefit than expected will be payable in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. JHVLICO will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

  Charges for Extra Mortality Risks. An insured who does not qualify for the standard or select underwriting class must pay an additional charge because of the extra mortality risk. The level of the charge depends upon the age of the insured and the degree of extra mortality risk. This additional charge is deducted monthly from Account Value.

  Charges for Optional Rider Benefits. An additional charge must be paid if the Owner elects to purchase an optional insurance benefit by Policy rider. This additional charge is deducted monthly from Account Value.

  Charges for Taxes. Currently no charge is made against Account Value for JHVLICO's Federal income taxes but if JHVLICO incurs, or expects to incur, income taxes attributable to the Account or this class of Policies in future years, it reserves the right to make a charge, and any charge would affect what the Subaccounts earn. Charges for other taxes, if any, attributable to the Subaccounts may also be made.

  Charge for Partial Withdrawal. JHVLICO will deduct a charge in the amount of $20 on a partial withdrawal of Surrender Value, as described under "Account Value and Surrender Value". The charge will be deducted from Account Value. The charge is to compensate JHVLICO for the administrative expenses of effecting the withdrawal.

  Fund Investment Management Fee. The Account purchases shares of the Fund at net asset value, a value which reflects the deduction from the assets of the Fund of its investment management fee, which is described briefly in the Summary of this Prospectus, and of certain non-advisory operating expenses. For a full description of these deductions, see the attached Prospectus for the Fund.

  The monthly deductions from Account Value described above are deducted on the date of issue and on the first day of each Policy month thereafter. These deductions are made from the Subaccounts in proportion to the amount of Account Value in each. For each month that JHVLICO is unable to deduct any charge because there is insufficient Account Value, the uncollected charges will accumulate and be deducted when and if sufficient Account Value is available.

GUARANTEE OF CERTAIN CHARGES

  The state premium tax charge, the Federal DAC Tax charge, the issue charge and the charge for partial withdrawals are guaranteed not to increase over the life of the Policy. The administrative charge, the sales charges, the mortality and expense risk charge, and the insurance charge are guaranteed not to exceed the maximums set forth in the Policy.

                           DISTRIBUTION OF POLICIES

  Applications are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's Policies and who are also registered representatives ("representatives") of John Hancock or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting, determines whether to accept or reject the application for a Policy and each insured's risk classification and, pursuant to a sales agreement among John Hancock, JHVLICO, and the Account, acts as the principal underwriter of the Policies. The sales agreement will remain in effect until terminated upon sixty days' written notice by any party. JHVLICO will make the appropriate refund if a Policy ultimately is not issued or is returned under the short-term cancellation provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  John Hancock's representatives are compensated for sales of the Policies on a commission and service fee basis by John Hancock, and JHVLICO reimburses John Hancock for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the Policies.

  The maximum commission payable to a John Hancock representative for selling a Policy is 20% of the Target Premium paid in the first Policy year plus an amount equal to 6% of the first Policy year's Target Premium which will be payable to the representative in each of Policy years 2 through 4; 6% of the Target Premium paid in Policy years 2 through 4; and 3% of the Target Premium paid in each year thereafter. The maximum commission on any premium paid in any Policy year in excess of the Target Premium is 3%.

  Representatives with less than four years of service with John Hancock and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

  John Hancock is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. John Hancock is not a member of the Securities Investor Protection Corporation because it is exempt from membership in that organization. The Policies are also sold through other registered broker-dealers that have entered into selling agreements with John Hancock and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for John Hancock's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. John Hancock will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse

John Hancock for such amounts and for certain other direct expenses in connection with marketing the Policies through other broker-dealers.

  John Hancock serves as principal underwriter for six other separate accounts registered under the 1940 Act: John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts U and V. John Hancock is also the principal investment manager and principal underwriter for the Fund.

                               TAX CONSIDERATIONS

  The below description of Federal income tax consequences is only a brief summary and is not intended as tax advice. For further information consult a qualified tax advisor. Federal, state and local tax laws can change from time to time and, as a result, the tax consequences to the Owner and beneficiary may be altered.

POLICY PROCEEDS

  Although the Policy contains provisions not found in fixed benefit life insurance policies, JHVLICO believes the Policy will receive the same Federal income and estate tax treatment. Section 7702 of the Internal Revenue Code ("Code") defines life insurance for Federal tax purposes. See "Death Benefits-- Definition of Life Insurance". If certain standards are met at issue and over the life of the Policy, the Policy will come within that definition. JHVLICO will monitor compliance with these standards. Furthermore, JHVLICO reserves the right to make any changes in the Policy necessary to ensure the Policy is within the definition of life insurance.

  If the Policy complies with the definition of life insurance, JHVLICO believes the death benefit under the Policy will be excludable from the beneficiary's gross income under Section 101 of the Code. In addition, increases in Account Value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are actually received through withdrawal, surrender or other distributions.

  A surrender, lapse or partial withdrawal may have tax consequences. For example, the Owner will be taxed on a surrender to the extent that the Account Value exceeds the premiums paid under the Policy, ignoring premiums paid for riders. But under certain circumstances within the first 15 Policy years, the Owner may be taxed on a withdrawal of Policy values even if total withdrawals do not exceed total premiums paid.

  JHVLICO also believes that, except as noted below, loans received under the Policy will be treated as indebtedness of an Owner and that no part of any loan will constitute income to the Owner. However, the amount of any loan outstanding will be taxed to the Owner if a Policy lapses.

  Distributions under Policies on which premiums greater than the "7-pay" limit (see "Premiums--7-Pay Premium Limit") have been paid will be treated as distributions from a "modified endowment," which are subject to special taxation based on Federal tax law. The Owner of such a Policy will be taxed on distributions such as loans, surrenders and partial withdrawals to the extent of any income (gain) to the Owner (income-first basis). The distributions affected will be those made on or after, and within the two year period prior to, the time the Policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on affected income distributed before the Owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a Policy (such as the addition of certain other Policy benefits after issue, or reinstatement of a lapsed Policy), the Policy will be subject to a new "7-pay" test, with the possibility of a tax on distributions if it were subsequently to become a modified endowment. Moreover, if benefits under a Policy are reduced (such as a reduction in the Sum Insured or death benefit or the reduction or cancellation of certain rider benefits, or Policy termination) during the 7 years in which the 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the Policy will become a modified endowment.

  All modified endowments issued by the same insurer (or affiliates) to the Owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. Your tax advisor should be consulted if you have questions regarding the possible impact of the 7-pay limit on your Policy.

  Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.

CHARGE FOR JHVLICO'S TAXES

  Except for the DAC Tax charge, JHVLICO currently makes no charge for Federal income taxes that may be attributable to this class of Policies. If JHVLICO incurs, or expects to incur, income taxes attributable to this class of Policies or any Subaccount in the future, it reserves the right to make a charge for those taxes.

  Under current laws, JHVLICO may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes may be made.

CORPORATE AND H.R. 10 PLANS

  The Policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized.

              BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO

  The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:

   Directors--Officers                Principal Occupations
   -------------------                ---------------------
   David F. D'Alessandro   Chairman of the Board and Chief Executive
                           Officer of JHVLICO; Senior Executive Vice
                           President and Director, John Hancock Mutual
                           Life Insurance Company.
   Henry D. Shaw           Vice Chairman of the Board and President of
                           JHVLICO; Senior Vice President, John
                           Hancock Mutual Life Insurance Company.
   Thomas J. Lee           Director of JHVLICO; Vice President, John
                           Hancock Mutual Life Insurance Company.
   Michele G. Van Leer     Director of JHVLICO; Second Vice President,
                           John Hancock Mutual Life Insurance Company.
   Francis C. Cleary, Jr.  Director and Counsel, JHVLICO; Vice
                           President and Counsel, John Hancock Mutual
                           Life Insurance Company.

   Directors--Officers              Principal Occupations
   -------------------              ---------------------
   Joseph A. Tomlinson   Director and Vice President, JHVLICO; Vice
                         President, John Hancock Mutual Life
                         Insurance Company.
   Robert R. Reitano     Director of JHVLICO; Second Vice President,
                         John Hancock Mutual Life Insurance Company.
   Robert S. Paster      Director of JHVLICO; Second Vice President,
                         John Hancock Mutual Life Insurance Company.
   Barbara L. Luddy      Director and Actuary, JHVLICO; Second Vice
                         President, John Hancock Mutual Life
                         Insurance Company.
   Daniel L. Ouellette   Vice President, Marketing, JHVLICO; Vice
                         President, John Hancock Mutual Life
                         Insurance Company.
   Patrick F. Smith      Controller of JHVLICO; Assistant
                         Controller, John Hancock Mutual Life
                         Insurance Company.

  The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

                                    REPORTS

  At least once each Policy year a statement will be sent to the Owner setting forth the amount of the death benefit, Basic Sum Insured, Additional Sum Insured, Account Value, the portion of the Account Value in each Subaccount, Surrender Value, premiums received and charges deducted from premiums since the last report, and any outstanding Policy loan (and interest charged for the preceding Policy year) as of the last day of such year. Moreover, confirmations will be furnished to Owners of premium payments, transfers among Subaccounts, Policy loans, partial withdrawals and certain other Policy transactions.

  Owners will be sent semiannually a report containing the financial statements of the Fund, including a list of securities held in each Portfolio.

                               VOTING PRIVILEGES

  All of the assets in the variable Subaccounts of the Account are invested in shares of the corresponding Portfolios of the Fund. JHVLICO will vote the shares of each of the Portfolios of the Fund which are deemed attributable to policies at regular and special meetings of the Fund's shareholders in accordance with instructions received from owners of such policies. Shares of the Fund held in the Account which are not attributable to policies and shares for which instructions from owners are not received will be represented by JHVLICO at the meeting and will be voted for and against each matter in the same proportions as the votes based upon the instructions received from the owners of all policies funded through the Account's corresponding variable Subaccounts.

  The number of Fund shares held in each variable Subaccount deemed attributable to each Owner is determined by dividing the amount of a Policy's Account Value held in the variable Subaccount by the net asset value of one share in the corresponding Fund Portfolio in which the assets of that variable Subaccount are invested. Fractional votes will be counted. The number of shares as to which the Owner may give instructions will be determined as of the record date for the Fund's meeting.

  Owners of Policies may give instructions regarding the election of the Board of Trustees of the Fund, ratification of the selection of independent auditors, approval of Fund investment advisory agreements and other matters requiring a vote under the 1940 Act. Owners will be furnished information and forms by JHVLICO in order that voting instructions may be given.

  JHVLICO may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to change the investment objectives of the Portfolios of the Fund or to approve or disapprove an investment advisory or underwriting contract for the Fund. JHVLICO also may disregard voting instructions in favor of changes initiated by an Owner or the Fund's Board of Trustees in the investment policy, investment adviser or principal underwriter of the Fund, if JHVLICO (i) reasonably disapproves of such changes and (ii) in the case of a change of investment policy or investment adviser, makes a good-faith determination that the proposed change is contrary to state law or prohibited by state regulatory authorities or that the change would be inconsistent with a variable Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of JHVLICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the variable Subaccount. In the event JHVLICO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semi-annual report to Owners.

                         CHANGES THAT JHVLICO CAN MAKE

  The voting privileges described in this Prospectus are afforded based on JHVLICO's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, JHVLICO reserves the right to proceed in accordance with any such revised requirements. JHVLICO also reserves the right, subject to compliance with applicable law, including approval of Owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which the Policies belong from the Account to another separate account or variable Subaccount by withdrawing the same percentage of each investment in the Account with appropriate adjustments to avoid odd lots and fractions, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, an affiliate or John Hancock, (3) to deregister the Account under the 1940 Act,
(4) to substitute for the Portfolio shares held by a Subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. JHVLICO would notify Owners of any of the foregoing changes and, to the extent legally required, obtain approval of Owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this Prospectus have been passed on by Francis C. Cleary, Jr., Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised JHVLICO on certain Federal securities law matters in connection with the Policies.

                             REGISTRATION STATEMENT

  This Prospectus omits certain information contained in the Registration Statement which has been filed with the Commission. More details may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of the Account and JHVLICO included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by Randi M. Sterrn, F.S.A., an Actuary of JHVLICO.

                              FINANCIAL STATEMENTS

  [To be filed by amendment]

                       APPENDIX--OTHER POLICY PROVISIONS

SETTLEMENT PROVISIONS

  In place of a single payment, an amount of $1,000 or more payable under the Policy as a benefit or as the Surrender Value, if any, may be left with JHVLICO under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the election of any one of the options below.

  The following options are subject to the restrictions and limitations stated in the Policy.

    Option 1--Interest Income at the declared rate but not less than 3 1/2% a year on proceeds held on deposit.

    Option 2A--Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds, with interest credited at the declared rate but not less than 3 1/2% a year on unpaid balances, are fully paid.

    Option 2B--Income for a Fixed Period, with each payment as declared.

    Option 3--Life Income with Payments for a Guaranteed Period.

    Option 4--Life Income without Refund at the death of the Payee of any part of the proceeds applied. Only one payment is made if the Payee dies before the second payment is due.

    Option 5--Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made.

  No election of an option may provide for income payments of less than $50.

  Other options may be arranged with JHVLICO's approval including optional methods of settlement available from John Hancock.

ADDITIONAL INSURANCE BENEFITS

  On payment of an additional premium or charge and subject to certain age and insurance underwriting requirements, certain additional provisions, such as an Accidental Death Benefit, which are subject to the restrictions and limitations set forth therein, may be included in a Policy by rider.

GENERAL PROVISIONS

  BENEFICIARY. The Beneficiary will be as shown in the application for the Policy, unless thereafter changed by the Owner in accordance with the terms of the Policy. If the insured dies and there is no surviving Beneficiary, the Owner will be the Beneficiary, but if the insured was the Owner, the Owner's estate will be the Beneficiary.

  OWNER AND ASSIGNMENT. The Owner's interest in the Policy may be assigned without the consent of any revocable Beneficiary. JHVLICO will not be on notice of any assignment unless it is in writing and until a duplicate of the original assignment has been filed at JHVLICO's Home Office. JHVLICO assumes no responsibility for the validity or sufficiency of any assignment.

  MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured has been misstated, JHVLICO will adjust the benefits payable to reflect the correct age or sex.

  SUICIDE. If the insured commits suicide within 2 years (except where state law requires a shorter period) from the date of issue shown in the Policy, JHVLICO will pay in place of all other benefits an amount equal to the premium paid less any Indebtedness on the date of death and any withdrawals. If the suicide is within 2 years (except where state law requires a shorter period) from the date of any Policy change that increases the death benefit, the death benefit will be limited as set forth in the Policy.

  AGE AND POLICY ANNIVERSARIES. For purpose of the Policy, an insured's "age" is his or her age on his or her nearest birthday. Policy months and Policy years are calculated from the date of issue.

  AVIATION ACTIVITY EXCLUSION. If the insured dies in an aviation accident while a crew member on other than a commercial aircraft and the Policy provides at the request of the Owner for a limited benefit in such situation, JHVLICO will pay in place of all other benefits an amount equal to the greater of the premium paid or the Surrender Value, less any Indebtedness.

  INCONTESTABILITY. The Policy shall be incontestable other than for nonpayment of premiums after it has been in force during the lifetime of an insured for 2 years from its issue date. If, however, evidence of insurability is required with respect to any increase in death benefit, such increase shall be incontestable after the increase has been in force for 2 years from the increase date.

  DEFERRAL OF DETERMINATIONS AND PAYMENTS. Payment of any death, surrender, partial withdrawal or loan proceeds will ordinarily be made within seven days after receipt at JHVLICO's Home Office of all documents required for any such payment. Approximately two-thirds of the claims for death proceeds which are made within two years after the date of issue of the Policy will be investigated to determine whether the claim should be contested and payment of these claims will therefore be delayed.

  JHVLICO may defer any transaction requiring a determination of Account Value in any variable Subaccount for any period during which: (1) the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the Commission's rules and regulations, trading is restricted or an emergency is deemed to exist or (2) the Commission by order permits postponement of such actions for the protection of Owners.

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                   APPENDIX--ILLUSTRATION OF DEATH BENEFITS,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit and Surrender Value of the Policy, disregarding any Policy loans. Each table separately illustrates the operation of a Policy for an identified issue age, Planned Premium schedule and Sum Insured and shows how the death benefit and Surrender Value may vary over an extended period of time assuming hypothetical rates of investment return equivalent to constant gross annual rates of 0%, 6% and 12%. The tables are based on given annual Planned Premiums paid at the beginning of each Policy year and will assist in a comparison of the death benefit and Surrender Value figures set forth in the tables with those under other variable life insurance policies. Tables are provided for Options A and B. The death benefit and Surrender Value for a Policy would be different if premiums are paid in different amounts or at different times or if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but nevertheless fluctuate above or below the average for individual Policy years, or if the Policy were issued in a state in which no distinctions are made based on the gender of the insured.

  The amounts shown for the death benefit and Surrender Value are as of the end of each Policy year. The first three tables headed "Using Current Charges" assume that the current rates for insurance, sales, risk, and expense charges will apply in each year illustrated, including the planned reductions after the first 10 Policy years in cost of insurance charges and sales charges deducted from premiums. The three tables headed "Using Maximum Charges" assume that the maximum (guaranteed) insurance, sales, risk, and expense charges will be made in each year illustrated. The amounts shown in all tables reflect an average asset charge for the daily investment advisory expense charges to the Portfolios of the Fund (equivalent to an effective annual rate of .44%) and an assumed average asset charge for the annual nonadvisory operating expenses of each Portfolio of the Fund (equivalent to an effective annual rate of .12%). For a description of expenses charged to the Portfolios, including the reimbursement of any Portfolio for annual non-advisory operating expenses in excess of an effective annual rate of .25%, a continuing obligation of the Fund's investment adviser, see the attached Prospectus for the Fund. The charges for the daily investment management fee and the annual non-advisory operating expenses are based on the hypothetical assumption that Policy values are allocated equally among the nine variable Subaccounts. The actual Portfolio charges and expenses associated with any Policy will vary depending upon the actual allocation of Policy values among Subaccounts.

  The tables reflect that no charge is currently made to the Accounts for Federal income taxes. However, JHVLICO reserves the right to make such a charge in the future and any charge would require higher rates of investment return in order to produce the same Policy values. All of the tables do, however, reflect the imposition of a Federal DAC Tax charge and a premium tax charge.

  The tables assume that no Additional Sum Insured or optional rider benefits have been elected, that the application for the Policy has been fully underwritten and that the insured has qualified for JHVLICO's select underwriting class.

  The second column of each table shows the amount to which the total premiums paid to the end of a Policy year would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

  JHVLICO will furnish upon request a comparable illustration reflecting the proposed insured's age, sex, underwriting risk classification and the Sum Insured at issue and Planned Premium amount requested, and assuming annual Planned Premiums.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS OPTION A DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         PLANNED PREMIUM: $5,267*
         USING CURRENT CHARGES

                                               Death Benefit                                Surrender Value
                                -------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   -------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%              12%
-----------  ------------------ -------------- -------------- ----------------------------- --------------- ---------------
      1           $  5,530      $      100,000       $100,000       $100,000 $        4,409 $         4,663        $  4,917
      2             11,337             100,000        100,000        100,000          8,286           9,042           9,829
      3             17,434             100,000        100,000        100,000         12,106          13,622          15,263
      4             23,836             100,000        100,000        100,000         15,557          18,108          20,980
      5             30,559             100,000        100,000        100,000         19,443          23,321          27,863
      6             37,617             100,000        100,000        100,000         23,295          28,808          35,526
      7             45,028             100,000        100,000        111,765         27,124          34,594          44,040
      8             47,280             100,000        100,000        118,970         26,340          35,833          48,364
      9             49,644             100,000        100,000        126,746         25,543          37,129          53,141
     10             52,126             100,000        100,000        135,134         24,727          38,479          58,414
     11             54,732             100,000        100,000        144,703         24,106          40,108          64,462
     12             57,469             100,000        100,000        154,952         23,434          41,788          71,108
     13             60,342             100,000        100,000        165,998         22,735          43,544          78,442
     14             63,359             100,000        100,000        177,946         22,021          45,391          86,550
     15             66,527             100,000        100,000        190,843         21,280          47,326          95,502
     16             69,853             100,000        100,000        204,723         20,486          49,339         105,359
     17             73,346             100,000        100,000        219,654         19,628          51,432         116,201
     18             77,013             100,000        100,000        235,720         18,698          53,608         128,122
     19             80,864             100,000        100,105        253,026         17,691          55,874         141,229
     20             84,907             100,000        101,657        271,690         16,595          58,233         155,634
     25            108,366             100,000        110,325        389,405          9,204          71,283         251,603
     30            138,305              **            120,485        561,496          **             86,413         402,708
     35            176,516              **            133,207        819,420          **            103,946         639,423

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS OPTION A DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         PLANNED PREMIUM: $5,267*
         USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
      1           $  5,530      $      100,000 $      100,000 $      100,000 $        4,246 $        4,494        $  4,744
      2             11,337             100,000        100,000        100,000          7,969          8,704           9,469
      3             17,434             100,000        100,000        100,000         11,645         13,113          14,704
      4             23,836             100,000        100,000        100,000         14,948         17,414          20,192
      5             30,559             100,000        100,000        100,000         18,678         22,420          26,805
      6             37,617             100,000        100,000        100,000         22,360         27,672          34,149
      7             45,028             100,000        100,000        107,327         25,992         33,183          42,291
      8             47,280             100,000        100,000        113,576         24,987         34,105          46,171
      9             49,644             100,000        100,000        120,257         23,943         35,041          50,420
     10             52,126             100,000        100,000        127,397         22,851         35,986          55,069
     11             54,732             100,000        100,000        135,512         21,910         37,147          60,367
     12             57,469             100,000        100,000        144,163         20,906         38,324          66,157
     13             60,342             100,000        100,000        153,391         19,834         39,516          72,484
     14             63,359             100,000        100,000        163,237         18,687         40,721          79,395
     15             66,527             100,000        100,000        173,728         17,452         41,935          86,938
     16             69,853             100,000        100,000        184,912         16,117         43,155          95,163
     17             73,346             100,000        100,000        196,831         14,666         44,376         104,127
     18             77,013             100,000        100,000        209,523         13,080         45,591         113,884
     19             80,864             100,000        100,000        223,038         11,334         46,791         124,491
     20             84,907             100,000        100,000        237,430          9,400         47,967         136,008
     25            108,366              **            100,000        324,848          **            53,230         209,891
     30            138,305              **            100,000        444,401          **            56,083         318,727
     35            176,516              **            100,000        608,179          **            51,968         474,584

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS OPTION B DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         PLANNED PREMIUM: $5,267*
         USING CURRENT CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
      1           $  5,530      $      103,925 $      104,178 $      104,432 $        4,399 $        4,652        $  4,906
      2             11,337             107,780        108,532        109,315          8,254          9,006           9,789
      3             17,434             111,561        113,066        114,696         12,035         13,540          15,170
      4             23,836             115,430        117,956        120,800         15,430         17,956          20,800
      5             30,559             119,240        123,070        127,555         19,240         23,070          27,555
      6             37,617             122,997        128,424        135,036         22,997         28,424          35,036
      7             45,028             126,712        134,042        143,336         26,712         34,042          43,336
      8             47,280             125,813        135,093        147,428         25,813         35,093          47,428
      9             49,644             124,901        136,177        151,955         24,901         36,177          51,955
     10             52,126             123,967        137,288        156,955         23,967         37,288          56,955
     11             54,732             123,228        138,650        162,713         23,228         38,650          62,713
     12             57,469             122,427        140,013        169,041         22,427         40,013          69,041
     13             60,342             121,595        141,409        176,036         21,595         41,409          76,036
     14             63,359             120,748        142,856        183,787         20,748         42,856          83,787
     15             66,527             119,872        144,341        192,366         19,872         44,341          92,366
     16             69,853             118,935        145,834        201,829         18,935         45,834         101,829
     17             73,346             117,926        147,322        212,262         17,926         47,322         112,262
     18             77,013             116,837        148,797        227,694         16,837         48,797         123,760
     19             80,864             115,662        150,252        244,402         15,662         50,252         136,416
     20             84,907             114,394        151,677        262,427         14,394         51,677         150,328
     25            108,366             106,126        157,691        376,111          6,126         57,691         243,013
     30            138,305              **            159,545        542,310          **            59,545         388,948
     35            176,516              **            153,256        791,406          **            53,256         617,563

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS OPTION B DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         PLANNED PREMIUM: $5,267*
         USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
      1           $  5,530            $103,758       $104,006       $104,254 $        4,232 $        4,480 $         4,728
      2             11,337             107,453        108,184        108,944          7,927          8,658           9,418
      3             17,434             111,084        112,540        114,117         11,558         13,014          14,591
      4             23,836             114,799        117,236        119,980         14,799         17,236          19,980
      5             30,559             118,443        122,129        126,447         18,443         22,129          26,447
      6             37,617             122,016        127,229        133,582         22,016         27,229          33,582
      7             45,028             125,510        132,538        141,449         25,510         32,538          41,449
      8             47,280             124,361        133,226        145,016         24,361         33,226          45,016
      9             49,644             123,166        133,890        148,913         23,166         33,890          48,913
     10             52,126             121,917        134,519        153,164         21,917         34,519          53,164
     11             54,732             120,809        135,313        158,019         20,809         35,313          58,019
     12             57,469             119,632        136,064        163,319         19,632         36,064          63,319
     13             60,342             118,379        136,763        169,106         18,379         36,763          69,106
     14             63,359             117,046        137,401        175,426         17,046         37,401          75,426
     15             66,527             115,620        137,962        182,325         15,620         37,962          82,325
     16             69,853             114,090        138,430        189,854         14,090         38,430          89,854
     17             73,346             112,445        138,787        198,066         12,445         38,787          98,066
     18             77,013             110,666        139,008        207,018         10,666         39,008         107,018
     19             80,864             108,735        139,064        216,766          8,735         39,064         116,766
     20             84,907             106,629        138,925        227,375          6,629         38,925         127,375
     25            108,366              **            134,195        303,432          **            34,195         196,054
     30            138,305              **            118,203        415,036          **            18,203         297,666
     35            176,516              **             **            567,929          **             **            443,175

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED MALE, ISSUE AGE
         45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS
         OPTION A DEATH BENEFIT
         CASH VALUE ACCUMULATION TEST
         PLANNED PREMIUM: $5,267*
         USING CURRENT CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
      1           $  5,530      $      100,000 $      100,000 $1      00,000 $        4,409 $        4,663        $  4,917
      2             11,337             100,000        100,000        100,000          8,286          9,042           9,829
      3             17,434             100,000        100,000        100,000         12,106         13,622          15,263
      4             23,836             101,233        117,536        135,882         15,544         18,047          20,864
      5             30,559             135,877        162,211        192,999         19,279         23,015          27,383
      6             37,617             152,868        187,719        230,054         22,901         28,121          34,463
      7             45,028             167,131        211,156        266,729         26,430         33,392          42,181
      8             47,280             152,222        204,325        273,187         25,404         34,100          45,592
      9             49,644             138,692        197,899        280,141         24,418         34,841          49,321
     10             52,126             126,373        191,797        287,528         23,462         35,608          53,380
     11             54,732             116,269        187,206        296,686         22,750         36,631          58,053
     12             57,469             106,876        182,581        305,907         22,030         37,635          63,057
     13             60,342             100,000        178,183        315,623         21,331         38,671          68,500
     14             63,359             100,000        174,103        326,055         20,618         39,765          74,471
     15             66,527             100,000        170,242        337,087         19,878         40,900          80,984
     16             69,853             100,000        166,450        348,465         19,084         42,042          88,016
     17             73,346             100,000        162,709        360,158         18,225         43,183          95,586
     18             77,013             100,000        159,022        372,178         17,294         44,320         103,729
     19             80,864             100,000        155,401        384,562         16,283         45,455         112,485
     20             84,907             100,000        151,869        397,376         15,183         46,586         121,894
     25            108,366             100,000        135,072        467,135          7,737         51,959         179,695
     30            138,305              **            119,369        545,688          **            56,538         258,461
     35            176,516              **            106,089        641,065          **            60,594         366,155

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $100,000 SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN SELECT UNDERWRITING CLASS OPTION A DEATH BENEFIT
         CASH VALUE ACCUMULATION TEST
         PLANNED PREMIUM: $5,267*
         USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
      1           $  5,530      $      100,000 $      100,000 $      100,000 $        4,246 $        4,494        $  4,744
      2             11,337             100,000        100,000        100,000          7,969          8,704           9,469
      3             17,434             100,000        100,000        100,000         11,645         13,113          14,704
      4             23,836             100,000        113,061        130,746         14,945         17,360          20,075
      5             30,559             130,522        155,798        185,332         18,519         22,105          26,296
      6             37,617             146,546        179,840        220,252         21,954         26,941          32,995
      7             45,028             159,642        201,457        254,186         25,246         31,859          40,197
      8             47,280             143,599        192,666        257,447         23,965         32,154          42,965
      9             49,644             129,014        184,186        260,757         22,714         32,427          45,908
     10             52,126             115,749        175,985        264,069         21,489         32,672          49,025
     11             54,732             104,723        169,122        268,479         20,491         33,092          52,534
     12             57,469             100,000        162,434        272,837         19,489         33,483          56,240
     13             60,342             100,000        155,941        277,172         18,417         33,844          60,155
     14             63,359             100,000        149,640        281,476         17,269         34,178          64,289
     15             66,527             100,000        143,511        285,708         16,031         34,478          68,640
     16             69,853             100,000        137,545        289,844         14,692         34,742          73,210
     17             73,346             100,000        131,748        293,885         13,235         34,966          77,997
     18             77,013             100,000        126,099        297,780         11,640         35,145          82,993
     19             80,864             100,000        120,586        301,483          9,883         35,271          88,184
     20             84,907             100,000        115,211        304,981          7,935         35,341          93,553
     25            108,366              **            100,000        319,573          **            34,405         122,931
     30            138,305              **            100,000        327,710          **            26,124         155,217
     35            176,516              **             **            328,827          **             **            187,815

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  APPENDIX--HISTORICAL INVESTMENT EXPERIENCE

             JOHN HANCOCK VARIABLE SERIES TRUST I RATES OF RETURN

The rates of return shown below are based on actual performance of the Trust's portfolios, after deductions for investment management fees, direct operating expenses of the Trust and the current mortality and expense risk charge for the indicated periods.

POLICY VALUES DEPEND NOT ONLY ON THE INVESTMENT PERFORMANCE OF THE TRUST, BUT ALSO ON THE ADMINISTRATIVE, COST OF INSURANCE, TAX AND SALES CHARGES APPLICABLE UNDER A POLICY AS NOTED IN THE "CHARGES AND EXPENSES" SECTION OF THIS PROSPECTUS.

                      AVERAGE ANNUALIZED RATES OF RETURN
                      (PERIODS ENDING SEPTEMBER 31, 1995)

                         Year to                               Since   Inception
Portfolio                 Date   One Year Five Year Ten Year Inception   Date
---------                ------- -------- --------- -------- --------- ---------
Stock...................  26.58%  26.20%    15.20%   15.08%    14.39%    9/80
Bond....................  13.81   14.18      9.34     9.23     10.43     9/80
Money Market............   3.83    3.83      3.97     5.62      6.69     5/81
Select Stock............  24.73   23.93     15.38      N/A     12.76     3/86
Managed.................  20.38   20.14     12.31      N/A     10.62     3/86
Real Estate Equity......   7.58    7.96     14.52      N/A      7.16     5/88
International*..........   6.77    0.68      9.85      N/A      7.54     5/88
Short Term US Govt......   8.14    7.52       N/A      N/A      5.61     5/94
Special Opportunities...  24.52   23.58       N/A      N/A     17.01     5/94

--------
* Historical performance prior to 5/1/94 based on the predecessor Global Portfolio which had a different investment objective.

These rates of return are not illustrative of how actual investment performance will affect the benefits of a Policy. Moreover, these rates of return are not an estimate or guarantee of future performance. Policy values and actual investment return of the subaccounts will fluctuate in response to market conditions and the subaccounts chosen.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                     UNDERTAKING REGARDING INDEMNIFICATION

          Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

          This Registration Statement comprises the following Papers and
Documents:

          The facing sheet.

          Cross-Reference Table.

          The prospectus consisting of 36 pages.

          The undertaking regarding indemnification.

          The undertaking to file reports.

          The signatures.

          The following exhibits:

I.A. (1)    JHVLICO Board Resolution establishing the separate account.

     (2)    Not Applicable.

     (3)    (a)  Distribution Agreement and Amendment.

            (b) Specimen Variable Contracts Selling Agreement between John Hancock Mutual Life Insurance Company and selling broker-dealers.

            (c) Schedule of sales commissions included in the text under the heading "Distribution of Policies" in the prospectus.

     (4)    Not Applicable

     (5) Form of flexible premium variable life insurance policy (to be filed by amendment).

     (6)    (a) JHVLICO Certificate of Incorporation.

            (b) JHVLICO By-laws.


     (7)    Not Applicable.

     (8)    Not Applicable.

     (9)    Not Applicable.

     (10)   Form of application for Policy (to be filed by amendment).
 .

                                                                          Page *
                                                                          ------


2.  Included as exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered (to be filed by amendment).

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary (to be filed by amendment).

7.  Consent of independent auditors (to be filed by amendment).

8. Memorandum describing JHVLICO's issuance, transfer and redemption procedures for the flexible policy pursuant to Rule 6e-3(T)(b)(12)(iii).

9. Powers of attorney for Cleary, Tomlinson, D'Alessandro, Shaw, Luddy, Lee, Reitano, Van Leer and Paster.

10. Representations, Description and Undertaking pursuant to Rule 6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940.

11. Exemptive Relief Relied Upon.


________________________________________________________________________________




*Page numbers inserted in manually-signed copies only

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 7th day of December, 1995.

                                             JOHN HANCOCK VARIABLE LIFE
                                             INSURANCE COMPANY

(SEAL)

                                   By            /s/HENRY D. SHAW
                                             ------------------------------
                                                   Henry D. Shaw
                                                     President



Attest:     /s/FRANCIS C. CLEARY, JR.
         ------------------------------------
               Francis C. Cleary, Jr.
                  Counsel

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.

Signatures                   Title                                  Date
----------                   -----                                  ----

-------------------------
David F. D'Alessandro        Chairman of the Board                          , 1995

/s/HENRY D. SHAW             Vice Chairman of the Board
-------------------------
Henry D. Shaw                and President(Acting Principal
                             Executive Officer)                     December 7, 1995

/s/ROBERT S. PASTER
-------------------------
Robert S. Paster             Director(Acting Principal
                             Accounting Officer)                    December 7, 1995

                             Director
-------------------------
Robert R. Reitano                                                           , 1995

/s/FRANCIS C. CLEARY, JR.
-------------------------
Francis C. Cleary, Jr        Director                               December 7, 1995

/s/THOMAS J. LEE
-------------------------
Thomas J. Lee                Director                               December 7, 1995

/s/MICHELE VAN LEER
-------------------------
Michele Van Leer             Director                               December 7, 1995


-------------------------
Joseph A. Tomlinson          Director                                       , 1995

/s/BARBARA L. LUDDY
-------------------------
Barbara L. Luddy             Director                               December 7, 1995

/s/PATRICK F. SMITH          Controller (Principal
-------------------------
Patrick F. Smith             Accounting Officer)                    December 7, 1995

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Life Account S, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 7th day of December, 1995.



                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                                 (Registrant)

                 By John Hancock Mutual Life Insurance Company
                                  (Depositor)



(SEAL)



                                         By    /s/HENRY D. SHAW
                                            ---------------------------
                                                  Henry D. Shaw
                                                    President



Attest:     /s/FRANCIS C. CLEARY, JR.
       -----------------------------------------
               Francis C. Cleary, Jr.
                    Counsel